Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES U.S. LAUNCH OF OLEPTRO™
FOR TREATMENT OF MAJOR DEPRESSIVE DISORDER IN ADULTS

LAVAL, Quebec (August 10, 2010) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that OLEPTRO™ (trazodone hydrochloride extended-release tablets), a novel once-daily formulation of the antidepressant trazodone, has been launched in the United States by its joint venture with Gruppo Angelini, Angelini Labopharm.  OLEPTRO™ is indicated for the treatment of major depressive disorder (MDD) in adults.  The efficacy of OLEPTRO™ has been established in a trial of outpatients with MDD as well as in trials with the immediate release formulation of trazodone.

“The U.S. launch of our second product, OLEPTRO™, is a major milestone for Labopharm and represents a significant opportunity as we focus on driving revenue as a commercial enterprise,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “The commercialization strategy for OLEPTRO™ is based on extensive research into the physician, patient and payer audiences and employs a targeted, efficient sales effort that is designed to maximize the return on the investment in sales and promotional activities.  We look forward to reporting on the progress of the launch of our product in the coming months.”

The initial OLEPTRO™ sales force is composed of 145 individuals and can be scaled up as the product achieves market penetration.  The sales effort is complemented by a managed care strategy that maximizes access for OLEPTRO™.

“OLEPTRO™ offers physicians another therapeutic alternative for treating their patients with major depressive disorder,” said Dr. Jeffrey Dayno, Chief Medical Officer, Labopharm Inc. “This is important because we know that patients with MDD present with unique profiles and respond differently to treatment - physicians appreciate options to better individualize patient care.”

MDD is a common mental illness often characterized by a combination of emotional, somatic and behavioral symptoms.i It affects more than 14 million adults in the U.S. and is the leading cause of disability globally.  Nearly 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks, due to reasons such as lack of efficacy, exacerbation of symptoms, including sleep disturbance and agitation, and/or adverse events such as weight gain or sexual dysfunction.ii

About OLEPTRO™

OLEPTRO™ is a novel once-daily formulation of the antidepressant trazodone for the treatment of major depressive disorder (MDD) in adults.

OLEPTRO™ is an extended release formulation of trazodone hydrochloride, and uses CONTRAMID®, Labopharm’s clinically validated technology to control the release of active substances within oral medications, whether taken whole or when broken along the score line.  CONTRAMID®, which allows for a high drug-loading capacity, forms a semi-permeable membrane that controls the release of medication throughout a 24 hour time period.  The tablets may also be broken in half along the score line without compromising the extended release properties due to a membrane that forms across the new inner surface of the broken tablet.

About Angelini Labopharm
For the purpose of marketing OLEPTRO™ in the United States, Angelini and Labopharm established the joint venture Angelini Labopharm, which is equally owned by both companies.  This partnership leverages Labopharm’s CONTRAMID® technology platform with Angelini’s experience of the trazodone molecule.

Conference Call

Labopharm will discuss the launch of OLEPTRO™ during its previously announced conference call to discuss its second quarter fiscal 2010 financial results on Thursday, August 12, 2010 at 8:30 a.m. ET.  To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until midnight on Thursday, August 19, 2010.  To access the archived conference call, dial 416-849-0833 or 1-800-642-1687 and enter the reservation number 90392486 followed by the number sign.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets, South Korea and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has been launched in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

Important Safety Information About OLEPTRO™

For more complete information about OLEPTROTM, please see the full Prescribing Information and Medication Guide available at http://oleptro.com.

WARNING: SUICIDALITY AND ANTIDEPRESSANT DRUGS
See full prescribing information for complete boxed warning.
Increased risk of suicidal thinking and behavior in children, adolescents and young adults taking antidepressants for major depressive disorder (MDD) and other psychiatric disorders. OleptroTM is not approved for use in pediatric patients.

Warnings and Precautions

Please see full prescribing information for complete description of Warnings and Precautions.

Clinical Worsening/Suicide Risk:  Patients should be monitored for clinical worsening and suicidal thinking and behavior.

Serotonin Syndrome or Neuroleptic Malignant Syndrome-like Reactions: Have been reported with antidepressants.Symptoms: agitation, hallucinations, coordination problems, fast heart rate, tight muscles, trouble walking, nauseam vomiting and/or diarrhea. OLEPTROTM use should be discontinued.

Activation of Mania/Hypomania: Screen for bipolar disorder and monitor for mania/ hypomania. Symptoms: feeling high or in a very good mood, then becoming irritable or having too much energy, feeling the need to keep talking or not sleeping (Mania).

QT Prolongation:  Increases the QT interval. Avoid use with drugs that also increase the QT interval and in patients with risk factors for prolonged QT interval.

Use in Patients with Heart Disease: Use with caution in patients with cardiac disease.

Orthostatic Hypotension and Syncope: Have occurred. Patients should be made aware of risk and symptoms of hypotension (dizziness or faintness when changing positions).

Abnormal Bleeding: May increase the risk of bleeding. Use with NSAIDs, aspirin, or other drugs that affect coagulation may compound this risk.

Interaction with MAOIs: Do not use concomitantly or within 14 days of monoamine oxidase inhibitors.

Priapism: (erection lasting more than six hours) Has occurred. Male patients should be warned of this risk and how/when to seek medical attention.

Hyponatremia: (Low sodium in the blood) Can occur. Symptoms: headache, feeling weak and/or confused, trouble concentrating, memory problems, feeling unsteady when walking. Elderly patients, patients taking diuretics or patients who are dehydrated can be at greater risk.

Potential for Cognitive and Motor Impairment: Has potential to impair judgment, thinking, and motor skills. Patients should use caution when operating machinery.

Discontinuation Symptoms: May occur with abrupt discontinuation and include anxiety and sleep disturbance. Upon discontinuation, OLEPTROTM dose should be decreased gradually and patients monitored for symptoms.

Pregnancy Category C: OLEPTROTM should be used during pregnancy only if the potential benefit justifies the potential risk to the fetus.

Drug Interactions
Please see the full Prescribing Information for OLEPTROTM for  information about potential drug interactions.

Adverse Reactions
The most common adverse reactions (incidence greater than or equal to five percent and twice that of placebo) are: somnolence/sedation, dizziness, constipation, blurred vision. These are not all the possible adverse events of OLEPTROTM.

This press release contains forward-looking statements, including statements concerning the commercial potential of OLEPTRO™ in the United States, statements concerning the efficiency of the sales effort invested by the Angelini Labopharm joint venture in promoting OLEPTRO™ in the United States, and statements concerning the ability to maximize access of OLEPTRO™ through managed care organizations, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

OLEPTRO™ is a trademark of Labopharm Inc.
CONTRAMID® is a registered trademark of Labopharm Inc.

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207

At The Equicom Group
Lawrence Chamberlain
Investor Relations
Tel:  (416) 815-0700 ext. 257
lchamberlain@equicomgroup.com

French:
Joe Racanelli
Tel:  (514) 844-7997
jracanelli@equicomgroup.com

For Media Inquiries
Michael Parks
Vox Medica, Inc.
Tel: (267) 885-3066
mparks@voxmedica.com

i	Bostwick, J.M., A Generalist’s Guide to Treating Patients with Depression with an Emphasis on Using Side Effects to Tailor Antidepressant Therapy. Mayo Clin Proc. 2010;85(6):538-550
ii Lin E.H. et al. Medcare.1995;33:67-74